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                                  EXHIBIT 99.33

Diodes Incorporated
FOR IMMEDIATE RELEASE

Diodes Incorporated Announces Alliance with Microsemi Corporation

Diodes to license advanced Microsemi Powermite(R)3 packaging

WESTLAKE VILLAGE, California, August 14, 2001 -Diodes Incorporated (Nasdaq:
DIOD) today announced it has signed an agreement with Microsemi Corporation (Nasdaq: MSCC) that will allow Diodes to license Microsemi's advanced, 3-terminal Powermite(R)3 surface-mount package.

Microsemi Corporation, headquartered in Irvine, California, is a market-leading designer, manufacturer and marketer of analog, mixed-signal and discrete semiconductors, and Diodes Incorporated is a leading manufacturer and supplier of high-quality discrete semiconductor products.

Under the terms of the agreement, Microsemi will license its patented Powermite(R)3 packaging to Diodes, who will manufacture the devices at its state-of-the-art facilities in Mainland China. The agreement allows Microsemi to broaden industry acceptance of the advanced Powermite technology by having a second source, while allowing Diodes to build on its existing range of industry-leading diode, rectifier and protection devices, beginning with performance Schottky and ultra-fast rectifiers.

The Powermite(R)3 compact packaging design offers significant advantages over larger and higher profile D-PAK technology, providing exceptionally low thermal resistance and high power density, which are key benefits in power management and DC to DC conversion applications. In addition, the low profile of the Powermite(R)3, which is roughly a third of the size of comparable devices, offers a practical alternative to available chip scale packaging techniques used in high-density packaging designs.

Targeted applications for the Powermite(R)3 include notebooks, DC to DC converters, set-top boxes and game consoles, and mobile communication and hand-held computing devices, including PDA's, that require efficient power management, effective transient voltage protection and dependable battery charge protection.

"Microsemi looks to work with partners capable of helping us capitalize on the unique strengths of our patented Powermite(TM) packaging," said Manuel Lynch, Vice President of Marketing and Business Development at Microsemi. "This agreement will allow us to leverage Diodes' manufacturing excellence, strong customer service reputation and diverse customer base to further exploit the numerous commercial applications that exist for our advanced technology."

As part of the alliance and licensing agreement, Microsemi will receive a royalty for each product sold by Diodes as well as rights to purchase Powermite(R)3 products manufactured at Diodes' low cost manufacturing facility in Mainland China. An initial packaging order was placed with Microsemi totaling approximately $1 million to start production of several new products to be offered by Diodes.

"We are delighted to announce this agreement with Microsemi," said Mark King, Vice President of Sales and Marketing of Diodes Incorporated. "Such strategic relationships provide Diodes the opportunity to build our pipeline of new discrete devices incorporating next-generation technologies. This allows us to both broaden our product range and to add value to our existing customer relationships with market leading manufacturers. We believe this agreement with Microsemi represents the first step in what could become a more expansive, mutually beneficial relationship between the two companies."

About Microsemi Corporation
Microsemi is a leading designer, manufacturer and marketer of analog, mixed-signal and discrete semiconductors. The company's semiconductors manage and regulate power, protect against transient voltage spikes and transmit, receive and amplify signals. Microsemi products include individual components as well as complete circuit solutions

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that enhance customer designs by providing battery optimization, reducing size or protecting circuits. Markets the company serves include mobile connectivity, computer/peripherals, telecommunications, medical, industrial/commercial, space/satellite and military. More information may be obtained by contacting the company directly or by visiting its website at http://www.microsemi.com.

About Diodes Incorporated
Diodes Incorporated (Nasdaq: DIOD) is a leading manufacturer and supplier of high-quality discrete semiconductor products, serving the communications, computer, industrial, consumer electronics and automotive markets. The Company operates two Far East subsidiaries, Diodes-China (QS-9000 & ISO-14001 certified) in Shanghai and Diodes-Taiwan (ISO-9000 certified) in Taipei. Diodes-China's manufacturing focus is on surface-mount devices destined for wireless devices, notebook computers, pagers, PCMCIA cards and modems, among others. Diodes-Taiwan is our Asia-Pacific sales, logistics and distribution center. The Company's newly acquired 5" wafer foundry, Diodes-FabTech (QS-9000 certified), specializes in Schottky products and is located just outside Kansas City, Missouri. The Company's ISO-9000 corporate sales, marketing, engineering and logistics headquarters is located in Southern California. For further information, visit the Company's website at http://www.diodes.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, such factors as the implementation and potential expansion of Diodes' licensing agreement with Microsemi, market demand for the Powermite(R)3 product line, fluctuations in product demand, the introduction of new products, the Company's ability to maintain customer and vendor relationships, technological advancements, impact of competitive products and pricing, growth in targeted markets, risks of foreign operations, and other information detailed from time to time in the Company's filings with the United States Securities and Exchange Commission.

Source: Diodes Incorporated
CONTACT: Crocker Coulson, Partner, Coffin Communications Group;
(818) 789-0100 e-mail: crocker.coulson@coffincg.com or Carl Wertz, Chief Financial Officer, Diodes, Inc.; (805) 446-4800

For Microsemi Corporation, Irvine
CONTACT: David R Sonsken (financial), 949-221-7100 or Cliff Silver (editorial) 949-221-7101

Recent Diodes Incorporated news releases, annual reports, and SEC filings are available at the Company's website: http://www.diodes.com. Written requests may be sent directly to the Company, or they may be e-mailed to:
diodes-fin@diodes.com.